Exhibit 21.1
SUBSIDIARIES OF DEMANDTEC, INC.

Name	State/Jurisdiction of Incorporation
DemandTec Software Solutions Ltd.	United Kingdom
DemandTec France SARL	France
DemandTec Australia Pty. Ltd.	Australia
DemandTec Japan K.K.	Japan
Demand Better, Inc.	Delaware
Connect3 Systems, Inc.	California